Exhibit 99.1

For immediate release

BCE announces departure of Kevin Crull from Bell Media

MONTRÉAL, April 9, 2015 – BCE Inc. (TSX, NYSE: BCE) today announced that Kevin Crull will depart from the position of President of Bell Media effective today.

“Kevin Crull departs Bell with our thanks for his contributions to our customers and shareholders,” said George Cope, President and CEO of Bell Canada and BCE Inc. “Kevin has been a significant part of Bell’s strategic transformation as he expanded Bell Media’s leadership with major new investments in Canadian content, the successful integration of Astral and competitive innovations like CraveTV.”

“However, the independence of Bell Media’s news operations is of paramount importance to our company and to all Canadians. There can be no doubt that Bell will always uphold the journalistic standards that have made CTV the most trusted brand in Canadian news,” said Mr. Cope.

Kevin Crull joined Bell in 2005 as President of Consumer Solutions and was appointed President of Bell Media following Bell’s acquisition of CTVglobemedia in 2011. He serves as a director of SickKids Foundation and is a leading supporter of the Walk for Kids Help Phone, the national youth counselling service funded by the Bell Let’s Talk mental health initiative.

About BCE

Canada's largest communications company, BCE provides consumers and business customers with wireless, TV, Internet, home phone and business communications services from Bell Canada and Bell Aliant. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. For more information, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Mark Langton
(416) 581-4339
mark.langton@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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